

June 6, 2011

Freeman Lyle
Chief Financial Officer
Kennedy-Wilson Holdings, Inc.
9701 Wilshire Blvd.
Suite 700
Beverly Hills, CA 90212

> **Re:** **Kennedy-Wilson Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 14, 2011**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2011**
> **Filed May 9, 2011**
> **Proxy Statement on Schedule 14A**
> **Filed April 28, 2011**
> **File No. 001-33824**

Dear Mr. Lyle:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1. Business, page 1

1.   We note you have significantly increased your loan investment portfolio. In future periodic reports, to the extent this portfolio represents a material part of your business, please provide a more detailed overview of your loan portfolio, including a summary of the types of loans based on priority over collateral (first mortgage, second mortgage, mezzanine loans, MBS), your weighted average yield, and your weighed average cost of funds used to finance these assets. In addition, to the extent practicable, please provide disclosure related to the credit quality of these loan investments. Please also provide the weighted average yield of new loan investments purchased or originated during the reporting period.

Item 2. Properties, page 15

2.   We note you indicate on page 20 that you have ownership in 11,971 multifamily apartment units. In future periodic reports, please provide a brief overview of your property portfolio, including your portfolio occupancy and average effective rent.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

3.   We note that your credit facility and junior subordinated debentures contain financial covenants. To the extent you consider these material sources of liquidity, and to the extent the financial covenants may restrict your future financing flexibility, please include a more detailed discussion of these covenants in future periodic reports. In addition, please confirm that in future periodic reports you will disclose your actual financial covenant ratios to the extent that efforts to comply with the ratios are having a material impact on your financial flexibility, such as by precluding new indebtedness.

Critical Accounting Policies

Long-Lived Assets, page 23

4.   Please tell us if you capitalize internal costs incurred when acquiring, developing and constructing real estate assets. To the extent you capitalize such costs, please tell us the amount of these indirect costs capitalized for each fiscal year presented.

Off-Balance Sheet Arrangements, page 35

5.   Please tell us how you complied with Item 303 of Regulation S-K, or tell us how you determined it was not necessary to disclose your capital commitments related to a joint venture discussed on page 54 and your unfunded capital commitments to the Funds discussed on page 56.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 36

6.   Please tell us how you complied with Item 305 of Regulation S-K, or tell us how you determined it was unnecessary to provide quantitative and qualitative disclosures about foreign currency risk.

Financial Statements

Kennedy-Wilson Holdings, Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm, page 38

7.   Please tell us how your auditors' report complies with paragraph 9 of AU Section 543, or tell us how your auditors determined it was unnecessary to modify the opinion paragraph to reference the other auditors.

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 45

8.   Please tell us how you have complied with ASC 605-20-S99-1, or tell us why you believe it was not necessary to disclose the amount of performance fee revenue recognized that may be reversed in future periods if there is negative fund performance.

Concentration of Credit Risk, page 47

9.   Please expand your disclosure to address how you evaluate your accounts receivable, notes receivable and investment in loan pool participations for loan losses. Please refer to ASC 310 and ASC 450-20.

Note 5 – Real Estate, page 51

10.   Please tell us how you accounted for the acquisition of the controlling interest and the assumed debt related to the 2,700 acre ranch in Hawaii. Further, please tell us how you complied with ASC 805-10-50, or tell us how you determined it was not necessary to provide the applicable disclosures.

Note 18 – Commitments and Contingencies

Employment Agreements, page 61

11.   Please tell us how you accounted for the forgiveness of the note due from your CEO in the amount of $4,281,000. Within your response, please reference the authoritative accounting literature management relied upon. In addition, your response should address the CEOs ownership interest in the registrant.

Litigation, page 62

12.   We note your disclosure that you do not believe that the outcome of certain routine litigation will have a material effect on your financial position or your results of operations. Please tell us whether these losses will have a material effect on the financial statements as a whole, rather than on just your financial position or your results of operations.

KW Residential, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 78

13.   We note the rental agreements are cancelable by the tenant on one-month notice. Please tell us how you have complied with paragraph 1 of ASC 840-20-25, or tell us how you determined it is appropriate to recognize the rental income on a straight-line basis.

Correction of Immaterial Errors, page 80

14.   We note your adjustment to your 2009 and 2008 financial statements. Please tell us how the Company determined this revision is not material. In addition, please tell us what effect the correction of errors had on the prior auditor's opinion.

KW/WDC Portfolio Member LLC and One Carlsbad

Notes to Combined Financial Statements

(2) Summary of Significant Accounting Policies, page 106

15.   Please tell us how you determined it was appropriate to present combined financial statements for the Company and One Carlsbad. Within your response, please reference the authoritative accounting literature management relied upon.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition…, page 14

Robust Acquisition Program, page 15

16.   We note you indicate on page 15 of your Form 10-Q for the quarterly period ended
        March 31, 2011 that you closed $216 million of real estate acquisitions during the
        quarter. We further note you indicate on page 21 of your Form 10-K for the fiscal year
        ended December 31, 2010 that in 2010 you closed $2.025 billion of real estate and debt
        acquisitions through direct and joint venture investments, including approximately $1.3
        billion of multifamily acquisitions. In future periodic filings, to the extent you make
        aggregate material acquisitions during the reporting period, please include weighted
        average capitalization rates or some other measure of the current property operating
        income yield related to these transactions. To the extent the current yield was not a
        material consideration in making the acquisitions, please disclose this. Please also
        include a clear description of how you calculate yield for these purposes.

Proxy Statement on Schedule 14A filed April 28, 2011

17.   We note Proposal No. 3 covers the frequency of your advisory vote on executive
        compensation. We further note you provide the opportunity for shareholders to vote on
        whether the shareholder vote on executive compensation will occur every 1, 2, or 3 years.
        Please advise us why you did not provide the opportunity to abstain from voting on this
        proposal. Please refer to Rule 14a-4(b)(3) under the Securities Exchange Act of 1934.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney Advisor, at 202-551-3758 or Michael McTiernan, Assistant Director, at 202-551-3852 with any other questions.

Sincerely,

Kevin Woody
Branch Chief